Exhibit 21.1

Subsidiaries of the Registrant

Name of the Entity	Percentage Held or Controlled by the Company	Place of Incorporation
Subsidiary

OneConstruction Developments Limited	100%	BVI

Subsidiaries of OneConstruction Developments Limited

OneConstruction Engineering Projects Limited	100%	Hong Kong

OneConstruction Services Limited	100%	Hong Kong